News Release Communiqué de Presse
Exhibit 99.4

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Sandra DANTE
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Philippe GATEAU
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Elisabeth de REALS
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Burkhard REUSS
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Lisa WYLER
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, November 7, 2007
Third quarter 2007 adjusted net income
An increase of 4% to 4.13 billion dollars1
A decrease of 3% to 3.00 billion euros
Main results 1-2

• Third quarter 2007 adjusted net income [3]	3.00	billion euros	-3%
	4.13	billion dollars	+4%
	1.32	euros per share	-2%
	1.82	dollars per share	+5%

• Nine months 2007 adjusted net income [3]	9.10	billion euros	-8%
	12.23	billion dollars	—
	3.99	euros per share	-6%
	5.37	dollars per share	+2%

• Nine months 2007 net income (Group share)	9.58	billion euros	—
Highlights since the start of the third quarter 2007

•	Upstream production increased by 2.5% in the third quarter 2007[2]

•	Started production of Dolphin in Qatar and Snohvit in Norway

•	Launched development of offshore field Ofon Phase II in Nigeria

•	Agreement with Gazprom to study the development of Phase 1 of the giant Shtokman field in Russia

•	Continued exploration success
▪	Significant discoveries on MTPS in Congo, on Blocks 32 and 14 in Angola, on Tormore in West of Shetlands area and on Mahakam in Indonesia

▪	Additional acreage in Nigeria, Australia, Vietnam and the Gulf of Mexico
•	Agreements to divest interests in the Interconnector pipeline and the Milford Haven refinery in the UK

•	Started construction of new desulphurization units at the Lindsey refinery in the UK and the Leuna refinery in Germany

•	Started up two expansion projects for petrochemicals at Qapco in Qatar and Daesan in Korea

•	Partnership with Sonatrach to develop a petrochemicals complex in Algeria that includes an ethane cracker
The Board of Directors of Total, led by Chairman Thierry Desmarest, met on November 6, 2007 to review the third quarter 2007 accounts. Adjusted net income was 3,004 million euros (M€), a decrease of 3% compared to the third quarter 2006. Commenting on the results, CEO Christophe de Margerie said :

[1]	dollar amounts represent euro amounts converted at the average exchange rate for the period (1.3738 $/€ in the third quarter 2007, 1.2743 $/€ in the third quarter 2006, 1.3481 $/€ in the second quarter 2007, 1.3443 $/€ in the first nine months 2007 and 1.2447 $/€ in the first nine months 2006)

[2]	percent changes are relative to the third quarter 2006

[3]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger. Third quarter 2007 net income (Group share) was 3,121 million euros

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Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
« Compared to the third quarter 2006, the environment in the third quarter 2007 was mixed. While the Brent oil price increased by 7% to nearly 75 $/b, the dollar fell by 7% relative to the euro. The average natural gas price was weaker, primarily as a result of lower UK spot prices. European refining margins fell by 17% to a more moderate level. The environment for Chemicals remained generally satisfactory.
In this context, Total was the best performer among the majors. In dollars, adjusted net income increased by 4% compared to the same quarter a year ago. Total benefited from the return to production growth, the high quality of its asset portfolio, and its efforts to limit the impact of cost inflation. The return on average capital employed (ROACE) for Total was 24% over the past twelve months.
Total continues to deliver on its organic growth strategy and is demonstrating the confidence it has in creating long-term shareholder value by increasing the 2007 interim dividend by 15% in euros.
While market tensions tighten, Total reaffirms its commitment to contribute to satisfying energy demand over the long term, while giving a high priority to the preservation of the environment, safety and the acceptability of its operations with a responsible approach and strict respect of its Code of Conduct. »
• Key figures and consolidated accounts of Total 4

			3Q07				9M07
			vs	in millions of euros,			vs
3Q07	2Q07	3Q06	3Q06	except earnings per share and number of shares	9M07	9M06	9M06

39,430	39,094	38,357	+3%	Sales	115,567	117,369	-2%
5,770	5,756	6,352	-9%	Adjusted operating income from business segments	17,255	19,712	-12%
3,000	3,081	3,079	-3%	Adjusted net operating income from business segments	9,029	9,688	-7%
2,227	2,092	2,033	+10%	• Upstream	6,280	6,824	-8%
526	755	798	-34%	• Downstream	1,989	2,235	-11%
247	234	248	—	• Chemicals	760	629	+21%
3,004	3,100	3,111	-3%	Adjusted net income	9,096	9,848	-8%
1.32	1.36	1.35	-2%	Adjusted fully-diluted earnings per share (euros)	3.99	4.24	-6%
2,272.6	2,278.4	2,302.3	-1%	Fully-diluted weighted-average shares (millions)	2,277.3	2,320.4	-2%
3,121	3,411	2,419	+29%	Net income (Group share)	9,581	9,543	—
2,590	2,690	2,667	-3%	Investments	7,694	8,196	-6%
109	222	186	-41%	Divestments (at selling price)	575	1,207	-52%
3,549	3,589	5,053	-30%	Cash flow from operations	13,526	13,938	-3%
4,260	4,563	4,397	-3%	Adjusted cash flow from operations	12,939	13,362	-3%

[4]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are listed on page 15

2, place de la Coupole
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Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Third quarter 2007 results
  > Operating income
In the third quarter 2007, the average Brent price rose to 74.7 $/b, an increase of 7% compared to the third quarter 2006 and 9% compared to the second quarter 2007. Total’s average realized price of natural gas fell by 14% compared to the third quarter 2006 and by 2% compared to the second quarter 2007.
The European refining margin indicator (TRCV) was 23.9 $/t on average, a decrease of 17% compared to the third quarter 2006 and 44% compared to the particularly high margins of the second quarter 2007.
European petrochemical margins were higher compared to the third quarter 2006 and second quarter 2007, except for the margin for aromatics, which decreased substantially in the third quarter 2007.
The euro-dollar exchange rate was 1.37 $/€ in the third quarter 2007 compared to 1.27 $/€ in the third quarter 2006 and 1.35 $/€ in the second quarter 2007, representing decreases of 7% and 2%, respectively, in the value of the dollar.
In this context, adjusted operating income from the business segments was 5,770 M€, a decrease of 9% compared to the third quarter 20065 or, expressed in dollars, a decrease of 2%.
Adjusted net operating income from the business segments was to 3,000 M€, or a decrease of 3% compared to the third quarter 2006.
Expressed in dollars, adjusted net operating income from the business segments was 4,121 M$, an increase of 5% compared to the third quarter 2006. Excluding the charge of 143 M€ for the increase in UK petroleum taxes related to the first half of 2006 from the third quarter 2006 results, the adjusted net operating income from the business segments expressed in dollars was stable compared to the third quarter 2006.
  > Net income
Adjusted net income was 3,004 M€ in the third quarter 2007 compared to 3,111 M€ in the third quarter 2006. This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a positive impact of 139 M€ in the third quarter 2007 and a negative impact of 478 M€ in the third quarter 2006.

•	Special items had a positive effect on net income of 55 M€ in the third quarter 2007 and were comprised of 75 M€ for the equity share of a deferred tax adjustment by Sanofi-Aventis which was partially offset by a 20 M€ restructuring provision in Downstream. In the third quarter 2006, special items had a negative effect on net income of 132 M€, composed primarily of a 71 M€ charge for deferred taxes related to the UK petroleum tax increase and special charges related to restructuring in the Chemicals segment.

•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 77 M€ in the third quarter 2007 and 82 M€ in the third quarter 2006.
Reported net income was 3,121 M€ compared to 2,419 M€ in the third quarter 2006.
The effective tax rate6 for the Group was 55.1% in the third quarter compared to 54.0% in the second quarter 2007 and 55.6% in the third quarter 2006.

[5]	there were no special items affecting operating income from the business segments in the third quarter 2007; in the third quarter 2006, special items were composed of charges in Chemicals

[6]	defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income)

2, place de la Coupole
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Isabelle DESMET
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Patricia MARIE
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Franklin BOITIER
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Christine de CHAMPEAUX
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Sandra DANTE
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Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
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Lisa WYLER
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
In the third quarter 2007, the Group bought back 9.4 million7 of its shares for 532 M€.
Adjusted earnings per share, based on 2,272.6 million fully-diluted weighted-average shares, was 1.32 euros in the third quarter 2007, a decrease of 2% compared to the third quarter 2006.
Expressed in dollars, adjusted earnings per share rose to 1.82, an increase of 5% compared to the third quarter 2006.
  > Investments – divestments
Investments in the third quarter 2007 were 2,590 M€ compared to 2,667 M€ in the third quarter 2006. The third quarter 2007 investments include 94 M€ of acquisitions related primarily to new permits.
Divestments in the third quarter 2007 were 109 M€.
Expressed in dollars, investments in the third quarter 2007 increased by 5% to 3.6 billion.
Net investments were 3.4 billion dollars (B$) in the third quarter 2007 compared to 3.2 B$ in the third quarter 2006.
  > Cash flow
Cash flow from operations was 3,549 M€, a decrease of 30% compared to the third quarter 2006, mainly due to an increase in working capital.
Adjusted cash flow (cash flow from operations before changes in working capital at replacement cost) decreased by 3% to 4,260 M€. Expressed in dollars, adjusted cash flow increased by 4% to 5.9 B$.
The net-debt-to-equity ratio was 24% at September 30, 2007 compared to 26% at June 30, 2007 and 26% at September 30, 20068, in line with the target range of the Group.

[7]	includes 2.4 million shares purchased to cover the program of restricted share grants for employees per the Board of Directors decision on July 17, 2007

[8]	calculations shown on page 16

2, place de la Coupole
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Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
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Franklin BOITIER
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Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Nine months 2007 results
  > Operating income
Compared to the first nine months of 2006, the oil market environment for the first nine months of 2007 was marked by an average Brent price stable at 67 $/b and a 12% decrease in the average realized price for natural gas.
The European refining margin indicator increased by 8% to 33.3 $/t.
Petrochemical margins increased, with higher margins in Europe that were partially offset by lower margins in the US.
The euro-dollar exchange rate was 1.34 $/€ compared to 1.24 $/€ for the first nine months of 2006, representing a decline of 7% in the dollar.
In this context, adjusted operating income from the business segments was 17,255 M€, a decrease of 12% compared to the first nine months of 20069.
Adjusted net operating income from the business segments was 9,029 M€ compared to 9,688 M€ for the first nine months of 2006, a decrease of 7%. The lower percentage decrease relative to the decrease in operating income is due in part to a larger contribution from equity affiliates.
Expressed in dollars, adjusted net operating income from the business segments was 12.1 B$, an increase of 1% compared to the first nine months of 2006.
  > Net income
Adjusted net income was 9,096 M€ compared to 9,848 M€ for the first nine months of 2006, a decrease of 8%. This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a positive impact on net income of 755 M€ in the first nine months of 2007 and 78 M€ in the same period last year.

•	Special items had a negative impact on net income of 45 M€ in the first nine months of 2007 and 132 M€ in the first nine months of 2006[10].

•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 225 M€ in the first nine months of 2007 and 251 M€ in the same period last year.
Reported net income was 9,581 M€ compared to 9,543 M€ for the first nine months of 2006.
The effective tax rate for the Group was 54.4% in the first nine months of 2007 compared to 55.5% in the first nine months of 2006.
In the first nine months of 2007, the Group bought back 23.4 million of its shares11 for 1,287 M€. The number of fully-diluted shares as of September 30, 2007 was 2,271.0 million compared to 2,278.6 million on June 30, 2007 and 2,294.6 million on September 30, 2006. The Group continued to buy back shares in October 2007, acquiring 4.0 million shares for 222 M€.
Adjusted earnings per share, calculated based on 2,277.3 million fully-diluted weighted-average shares, declined by 6% to 3.99 euros from 4.24 euros in the first nine months of 2006, a lower percentage decrease than for adjusted net income thanks to the accretive effect of the share buybacks.
Expressed in dollars, adjusted earnings per share rose to 5.37, an increase of 2% compared to the first nine months of 2006.

[9]	there were no special items affecting operating income from the business segments in the first nine months of 2007; special items affecting operating income from the business segments had a negative impact of 177 M€ in the first nine months of 2006 ; detail of these elements shown on page 15

[10]	calculations shown on page 15

[11]	includes 2.4 million shares purchased to cover the program of restricted share grants for employees per the Board of Directors decision on July 17, 2007

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
  > Investments – divestments
Investments were 7,694 M€ compared to 8,196 M€ in the first nine months of 2006. Investments in the first nine months of 2007 included acquisitions of 161 M€ related primarily to new permits.
Divestments in the first nine months of 2007 were 575 M€ compared to 1,207 M€ in the first nine months of 2006. Divestments in the first nine months of 2007 include the sale of Canyon Express and the Aconcagua field in the Gulf of Mexico, certain interests in Norway, and targeted divestitures in Downstream and Specialty Chemicals.
Expressed in dollars, investments in the first nine months of 2007 were 10.3 billion compared to 10.2 billion in the same period last year.
Net investments in the first nine months of 2007 were 9.6 B$ compared to 8.7 B$ in the first nine months of 2006.
  > Cash flow
Cash flow from operations was 13,526 M€, a decrease of 3% compared to the first nine months of 2006.
Adjusted cash flow (cash flow from operations before changes in working capital at replacement cost) was 12,939 M€, a decrease of 3%.
Expressed in dollars, adjusted cash flow increased by 5% to 17.4 B$.
Net cash flow12 for the Group was 6,407 M€ compared to 6,949 M€ for the first nine months of 2006. Expressed in dollars, net cash flow for the Group was 8.6 B$, stable compared to the first nine months of 2006.

[12]	net cash flow = cash flow from operations + divestments — investments

2, place de la Coupole
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Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Analysis of business segment results
Upstream
  > Environment – liquids and gas price realizations *

			3Q07				9M07
			vs				vs
3Q07	2Q07	3Q06	3Q06		9M07	9M06	9M06

74.7	68.8	69.5	+7%	Brent ($/b)	67.1	67.0	—
71.4	65.7	65.4	+9%	Average liquids price ($/b)	63.8	63.4	+1%
4.83	4.94	5.59	-14%	Average gas price ($/Mbtu)	5.16	5.84	-12%
55.4	52.5	53.2	+4%	Average hydrocarbons price ($/boe)	51.7	52.6	-2%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts
The increase in Total’s average realized liquids price was greater than the increase in the Brent price for both the third quarter and the first nine months of 2007 compared to the same periods in 2006.
The average realized price for Total’s natural gas was substantially lower in both the third quarter 2007 and the first nine months of 2007, mainly due to a sharp decline in the UK spot price.
  > Production

			3Q07				9M07
			vs				vs
3Q07	2Q07	3Q06	3Q06	Hydrocarbon production	9M07	9M06	9M06

2,352	2,322	2,294	+3%	Combined production (kboe/d)	2,368	2,341	+1%
1,481	1,475	1,485	—	• Liquids (kb/d)	1,502	1,503	—
4,741	4,599	4,411	+7%	• Gas (Mcfd)	4,707	4,568	+3%
Hydrocarbon production was 2,352 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2007 compared to 2,294 kboe/d in the third quarter 2006, an increase of 2.5% mainly as a result of:
•	+6.5% from net growth, primarily from start-ups and ramp-ups of new projects, such as Dalia, Rosa, Dolphin and Shah Deniz, partially offset by declines,

•	-1.5% from the impact of the May 2007 fire on the Nkossa platform in Congo,

•	-1% from the price effect[13] and OPEC reduction,

•	-1.5% from changes in the portfolio.
Excluding the price effect, OPEC reductions and portfolio changes, underlying production growth was 5% between the third quarter 2007 and third quarter 2006.
In the first nine months of 2007, the Group’s average production was 2,368 kboe/d, an increase of more than 1% compared to the same period last year, mainly as a result of :
•	+4.5% from net growth, primarily from start-ups and ramp-ups of new projects, such as Dalia, Rosa, BBLT, Dolphin and Shah Deniz, partially offset by declines,

•	-1% from the impact of the May 2007 fire on the Nkossa platform in Congo,

•	-1.5% from the price effect[13] and OPEC reduction,

•	-1% from changes in the portfolio.

[13]	impact of changing hydrocarbon prices on entitlement volumes

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
  > Results

			3Q07				9M07
			vs				vs
3Q07	2Q07	3Q06	3Q06	in millions of euros	9M07	9M06	9M06

4,861	4,440	5,000	-3%	Adjusted operating income *	13,676	15,977	-14%
2,227	2,092	2,033	+10%	Adjusted net operating income *	6,280	6,824	-8%
183	202	172	+6%	• Includes income from equity affiliates	560	470	+19%
1,981	2,109	2,073	-4%	Investments	6,079	6,363	-4%
63	191	80	-21%	Divestments at selling price	427	935	-54%
1,697	3,312	2,534	-33%	Cash flow	9,344	9,736	-4%
3,297	3,011	3,099	+6%	Adjusted cash flow	9,274	9,779	-5%

*	detail of adjustment items shown in business segment information
Adjusted net operating income from the Upstream segment was 2,227 M€ in the third quarter 2007 compared to 2,033 M€ in the third quarter 2006, an increase of 10%. In the third quarter 2006, there was a 143 M€ charge for the increase in UK petroleum taxes related to the first half of 2006.
Expressed in dollars, adjusted net operating income increased by 18% compared to the third quarter 2006. Excluding the third quarter 2006 charge for the increase in UK petroleum taxes related to the first half of 2006, adjusted net operating income from the business segments in the third quarter 2007, expressed in dollars, increased by 10% compared to the third quarter 2006. This reflects mainly the benefits of higher oil and gas price realizations and the increase in production, partially offset by higher operating costs and higher amortization expenses linked to new start-ups.
The effective tax rate for the Upstream segment was 59.3% compared to 63.7% in the third quarter 2006 and 59.9% in the second quarter 2007. The third quarter 2006 charge for the increase in UK petroleum taxes related to the first half of 2006 had an impact of close to 3% on the effective tax rate.
The return on average capital employed (ROACE14) for the Upstream segment for the twelve months ended September 30, 2007 was 32% compared to 33% for the twelve months ended June 30, 2007.

[14]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 17

2, place de la Coupole
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Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Downstream
  > Refinery throughput and utilization rates

			3Q07				9M07
			vs				vs
3Q07	2Q07	3Q06	3Q06	Refinery throughput (kb/d)	9M07	9M06	9M06

2,471	2,354	2,533	-2%	Total refinery throughput (kb/d) *	2,415	2,462	-2%
915	936	976	-6%	• France	947	922	+3%
1,253	1,112	1,257	—	• Rest of Europe*	1,177	1,228	-4%
303	306	300	+1%	• Rest of world	291	312	-7%
				Utilization rates
88%	85%	92%		• Based on crude only	86%	88%
92%	87%	94%		• Based on crude and other feedstock *	89%	91%

*	includes share of Cepsa
In the third quarter 2007, there were planned partial turnarounds at the Normandy and Lindsey refineries.
A major turnaround of the steam-cracker at the Port Arthur refinery was started near the end of the third quarter 2006.
In the second quarter 2007, there were planned shutdowns for maintenance at the Donges, Antwerp, Vlessingen, Flanders and Rome refineries.
  > Results

			3Q07				9M07
			vs	in millions of euros			vs
3Q07	2Q07	3Q06	3Q06	(except European refining margin indicator)	9M07	9M06	9M06

23.9	42.8	28.7	-17%	European refining margin indicator — TRCV ($/t)	33.3	30.9	+8%
566	1,004	1,002	-44%	Adjusted operating income *	2,543	2,894	-12%
526	755	798	-34%	Adjusted net operating income *	1,989	2,235	-11%
63	75	64	-2%	• Includes income from equity affiliates	201	206	-2%
381	401	383	-1%	Investments	1,026	1,072	-4%
27	28	90	-70%	Divestments at selling price	77	153	-50%
439	1 432	1,180	-63%	Cash flow	3,776	3,365	+12%
743	999	1,142	-35%	Adjusted cash flow	2,781	3,060	-9%

*	detail of adjustment items shown in business segment information
Refining margins in the third quarter 2007 averaged 23.9 $/t, down 17% compared to the third quarter 2006 and down 44% compared to particularly high level of the second quarter 2007.
Adjusted net operating income from the Downstream segment was 526 M€ in the third quarter 2007 compared to 798 M€ in the third quarter 2006, a decrease of 34%.  The decrease reflects mainly the lower refining margins, the impact of a weaker dollar relative to the euro, and the lack of favorable market effects that benefited the Downstream segment in the third quarter 2006.
In percentage terms, the decrease in third quarter 2007 adjusted net operating income was lower than the decrease in adjusted operating income. For the nine months, the decrease in adjusted net operating income was in line with the decrease in adjusted operating income.
The ROACE for Downstream for the twelve months ended September 30, 2007 was 22% compared to 25% for the twelve months ended June 30, 2007.

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Patricia MARIE
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Franklin BOITIER
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Christine de CHAMPEAUX
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Sandra DANTE
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Philippe GATEAU
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Elisabeth de REALS
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Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Chemicals
  > Results

			3Q07				9M07
			vs				vs
3Q07	2Q07	3Q06	3Q06	in millions of euros	9M07	9M06	9M06

4,856	5,070	4,849	—	Sales	14,921	14,503	+3%
3,071	3,202	3,135	-2%	• Base chemicals	9,424	9,120	+3%
1,785	1,868	1,713	+4%	• Specialties	5,497	5,382	+2%
343	312	350	-2%	Adjusted operating income *	1 036	841	+23%
247	234	248	—	Adjusted net operating income *	760	629	+21%
140	110	155	-10%	• Base chemicals	439	318	+38%
99	124	87	+14%	• Specialties	316	299	+6%
200	173	202	-1%	Investments	546	702	-22%
15	1	4	x4	Divestments at selling price	63	99	-36%
217	254	291	-25%	Cash flow	578	247	+134%
300	302	329	-9%	Adjusted cash flow	931	889	+5%

*	detail of adjustment items shown in business segment information
Third quarter 2007 sales for the Chemicals segment were 4,856 M€, stable compared to the third quarter 2006.
Adjusted net operating income for Base Chemicals was 140 M€ despite a substantial decline in the margins for aromatics in the quarter.
Specialties continue to benefit from global economic growth and performed well in the quarter, with a 14% increase in adjusted net operating income compared to the third quarter 2006.
The ROACE for the Chemicals segment for the twelve months ended September 30, 2007 was 14%, stable compared to the twelve months ended June 30, 2007.

2, place de la Coupole
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Isabelle DESMET
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Patricia MARIE
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Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Summary and outlook
The ROACE for the twelve months ended September 30, 2007 was 24% at the Group level and 26% at the level of the business segments compared to 25% and 28% respectively for the twelve months ended June 30, 2007.
The return on equity for the twelve months ended September 30, 2007 was 29%.
The Group maintains its net-debt-to-equity ratio around its target range of 25-30%.
The investment program of approximately 16 B$ (excluding acquisitions) for 2007 is in line with the target.
Total will pay an interim dividend of 1 € per share on November 16, 200715, a 15% increase compared to the 2006 interim dividend. Expressed in dollars, the increase is more than 25%.
In the Upstream segment, Total confirms its production growth target of 4% per year on average between 2006 and 2010 based on a projected Brent oil price environment of 60$/b. The growth will be driven mainly by seven major Total-operated projects, including three that have started producing recently and four that are being developed in line with expectations. The growth will be particularly high in the LNG business, where sales16 are expected to grow by 13% per year on average over the period.
In Refining, the Group is pursuing its strategy to upgrade its refining system by investing in more conversion and desulphurization capacity. Certain development projects, designed to supply growing markets, are currently under study.
In Petrochemicals, Total is pursuing its strategy to improve its competitiveness in Europe, to strengthen its position in Asia and to develop projects with ethane-based feedstock in the Middle East and North Africa.
Since the start of the fourth quarter 2007, oil prices have hit new record levels notably as a result of persistent tension on market supply. Refining margins have remained around the average of the third quarter 2007, and conversion margins have remained robust.
The return to growth in production confirmed during the third quarter, the successful execution of major projects, the strong management and investment discipline, and the success of exploration and negotiations for access to new reserves support the outlook of profitable growth of Total for the coming years and for the longer term.
♦ ♦ ♦
To listen to the conference call with CFO Robert Castaigne and financial analysts today at 15:00 (Paris time) please call +44 (0)207 098 0692 in Europe or +1 866 907 5923 in the US (access code : Total) or log on to the company website www.total.com. For a replay, dial +44 (0)207 075 3214 in Europe or 1 866 828 2261 in the US (code : 206514).

[15]	per the Board of Directors decision on September 4, 2007

[16]	Total share, excluding trading

2, place de la Coupole
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Isabelle DESMET
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Patricia MARIE
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Franklin BOITIER
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Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
The September 30, 2007 notes to the consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of its competitors, mainly North American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

2, place de la Coupole
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Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Main operating information by segment
Third quarter and first nine months 2007
● Upstream

			3Q07				9M07
			vs	Combined liquids and gas			vs
3Q07	2Q07	3Q06	3Q06	production by region (kboe/d)	9M07	9M06	9M06

628	644	674	-7%	Europe	672	720	-7%
811	795	716	+13%	Africa	797	717	+11%
18	21	17	+6%	North America	22	12	+83%
252	247	250	+1%	Far East	252	251	—
393	359	396	-1%	Middle East	384	403	-5%
228	243	234	-3%	South America	226	231	-2%
22	13	7	x3	Rest of world	15	7	x2
2,352	2,322	2,294	+3%	Total production	2,368	2,341	+1%
317	310	342	-7%	Includes equity and non-consolidated affiliates	322	339	-5%

			3Q07				9M07
			vs				vs
3Q07	2Q07	3Q06	3Q06	Liquids production by region (kb/d)	9M07	9M06	9M06

313	315	354	-12%	Europe	333	363	-8%
689	670	620	+11%	Africa	680	626	+9%
11	15	7	+57%	North America	14	3	x5
29	28	28	+4%	Far East	29	29	—
322	308	345	-7%	Middle East	324	351	-8%
107	130	124	-14%	South America	113	124	-9%
10	9	7	+43%	Rest of world	9	7	+29%
1,481	1,475	1,485	—	Total production	1,502	1,503	—
262	262	292	-10%	Includes equity and non-consolidated affiliates	269	288	-7%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

			3Q07				9M07
			vs				vs
3Q07	2Q07	3Q06	3Q06	Gas production by region (Mcfd)	9M07	9M06	9M06

1,710	1,785	1,738	-2%	Europe	1,837	1,935	-5%
630	640	509	+24%	Africa	604	478	+26%
32	33	48	-33%	North America	36	48	-25%
1,251	1,228	1,240	+1%	Far East	1,247	1,237	+1%
384	267	272	+41%	Middle East	326	278	+17%
669	625	602	+11%	South America	625	590	+6%
65	21	2	x33	Rest of world	32	2	x16
4,741	4,599	4,411	+7%	Total production	4,707	4,568	+3%
289	255	266	+9%	Includes equity and non-consolidated affiliates	286	272	+5%
● Downstream

			3Q07				9M07
			vs				vs
3Q07	2Q07	3Q06	3Q06	Refined products sales by region (kb/d)*	9M07	9M06	9M06

2,305	2,185	2,268	+2%	Europe	2,265	2,274	—
292	283	289	+1%	Africa	286	271	+6%
403	170	319	+26%	Americas	274	318	-14%
148	144	121	+22%	Rest of world	144	133	+8%
3,148	2,782	2,997	+5%	Total consolidated sales	2,969	2,996	-1%
790	1,010	774	+2%	Trading (balancing and export sales)	878	806	+9%
3,938	3,792	3,771	+4%	Total refined products sales	3,847	3,802	+1%

*	includes equity share in Cepsa

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Adjustment items
● Adjustments to operating income from the business segments

3Q07	2Q07	3Q06	in millions of euros	9M07	9M06

—	—	(122)	Special items affecting operating income from the business segments	—	(177)
—	—	(10)	• Restructuring charges	—	(33)
—	—	(50)	• Impairments	—	(50)
—	—	(62)	• Other	—	(94)
210	719	(681)	Pre-tax inventory effect : FIFO vs. replacement cost	1,103	75
210	719	(803)	Total adjustments affecting operating income from the business segments	1,103	(102)
● Adjustments to net income (Group share)

3Q07	2Q07	3Q06	in millions of euros	9M07	9M06

55	(100)	(132)	Special items affecting net income (Group share)	(45)	(132)
75	—	(2)	• Equity share of special items recorded by Sanofi-Aventis	75	(35)
—	—	—	• Gain on asset sales	—	130
(20)	—	(80)	• Restructuring charges	(20)	(139)
—	—	(32)	• Impairments	—	(32)
—	(100)	(18)	• Other	(100)	(56)
(77)	(72)	(82)	Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)	(225)	(251)
139	483	(478)	After-tax inventory effect : FIFO vs. replacement cost	755	78
117	311	(692)	Total adjustments to net income	485	(305)

*	based on 13% participation in Sanofi-Aventis at 09/30/2007, 06/30/2007 and 09/30/2006

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Net-debt-to-equity ratio

in millions of euros	9/30/2007	6/30/2007	9/30/2006

Current borrowings	9,194	9,809	11,426
Net current financial assets	(10,870)	(10,790)	(10,899)
Non-current financial debt	15,103	15,045	12,994
Hedging instruments of non-current debt	(434)	(287)	(526)
Cash and cash equivalents	(2,812)	(2,858)	(2,575)
Net debt	10,181	10,919	10,420
Shareholders equity	42,818	43,657	41,761
Estimated dividend payable*	(906)	(2,110)	(2,756)
Minority interests	851	817	863
Equity	42,763	42,364	39,868
Net-debt-to-equity ratio	23.8%	25.8%	26.1%

*	as of 9/30/2007, based on a 2007 dividend of 1.87 €/share of 2.5 € of par value, less the amount of the interim dividend of 1 €/share or 2,252 M€ per the Board of Directors decision on 9/04/2007 to be paid 11/16/2007
2007 sensitivities *

			Impact on operating	Impact on net
	Scenario	Change	income (e)	operating income (e)

€/ $	1.25 $/€	+0.1 $per €	-2.2 B€	-1.1 B€
Brent	60 $/b	+1 $/b	+0.38 B€	+0.15 B€
European refining margin indicator TRCV	30 $/t	+1 $/t +	0.09 B€	+0.06 B€

*	sensitivities revised once per year upon publication of the previous year fourth quarter results

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Return on average capital employed
● For the twelve months September 30, 2007

in millions of euros	Upstream	Downstream	Chemicals**	Sectors	Group***

Adjusted net operating income	8,165	2,538	1,015	11,718	12,434
Capital employed at 9/30/2006*	24,561	11,431	7,257	43,249	50,371
Capital employed at 9/30/2007*	26,863	11,446	7,305	45,614	53,243
ROACE	31.8%	22.2%	13.9%	26.4%	24.0%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 85 M€ pre-tax at 9/30/2006 and 139 M€ pre-tax at 9/30/2007

***	capital employed for the Group adjusted for the amount payable for the interim dividend (2,252M€)
● For the full year 2006

in millions of euros	Upstream	Downstream	Chemicals**	Sectors	Group

Adjusted net operating income	8,709	2,784	884	12,377	13,162
Capital employed at 12/31/2005*	23,522	11,421	6,885	41,828	49,341
Capital employed at 12/31/2006*	25,543	12,384	6,920	44,847	52,263
ROACE	35.5%	23.4%	12.8%	28.6%	25.9%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 133 M€ pre-tax at 12/31/2005 and 176 M€ pre-tax at 12/31/2006 and for the Arkema-capital employed of 2,235 M€ at 12/31/2005.
● For the twelve months ended September 30, 2006

in millions of euros	Upstream	Downstream	Chemicals**	Sectors	Group

Adjusted net operating income	8,956	3,034	951	12,941	13,680
Capital employed at 9/30/2005*	21,663	10,017	6,837	38,517	45,273
Capital employed at 9/30/2006*	24,561	11,431	7,257	43,249	50,371
ROACE	38.8%	28.3%	13.5%	31.7%	28.6%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for the Arkema-capital employed of 2,268 M€ at 9/30/2005 and the Toulouse-AZF provision of 45 M€ pre-tax at 9/30/2005 and 85 M€ pre-tax at 9/30/2006

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(in millions of euros) (1)	2007	2007	2006

Sales	39,430	39,094	38,357
Excise taxes	(5,479)	(5,595)	(4,829)
Revenues from sales	33,951	33,499	33,528

Purchases, net of inventory variation	(22,580)	(21,385)	(21,642)
Other operating expenses	(4,060)	(4,139)	(5,001)
Exploration costs	(135)	(255)	(159)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,310)	(1,365)	(1,299)

Operating income
Corporate	(114)	(120)	(122)
Business segments *	5,980	6,475	5,549

Total operating income	5,866	6,355	5,427

Other income	123	60	56
Other expense	(64)	(102)	(161)

Financial interest on debt	(455)	(447)	(545)
Financial income from marketable securities and cash equivalents	324	337	381
Cost of net debt	(131)	(110)	(164)

Other financial income	155	209	144
Other financial expense	(70)	(74)	(74)
Income taxes	(3,185)	(3,292)	(3,262)
Equity in income (loss) of affiliates	509	449	529

Consolidated net income from continuing operations (Group without Arkema)	3,203	3,495	2,495
Consolidated net income from discontinued operations (Arkema)	—	—	(13)

Consolidated net income	3,203	3,495	2,482

Group share **	3,121	3,411	2,419
Minority interests	82	84	63

Earnings per share (euros)	1.38	1.51	1.06

Fully-diluted earnings per share (euros) ***	1.37	1.50	1.05

* Adjusted operating income from business segments	5,770	5,756	6,352

Adjusted net operating income from business segments	3,000	3,081	3,079

** Adjusted net income	3,004	3,100	3,111

*** Adjusted fully-diluted earnings per share (euros)	1.32	1.36	1.35

(1)	Except for earnings per share

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	9 months	9 months
(in millions of euros) (1)	2007	2006

Sales	115,567	117,369
Excise taxes	(16,440)	(14,577)
Revenues from sales	99,127	102,792

Purchases, net of inventory variation	(63,674)	(64,471)
Other operating expenses	(12,851)	(14,923)
Exploration costs	(604)	(420)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,975)	(3,742)

Operating income
Corporate	(335)	(374)
Business segments *	18,358	19,610

Total operating income	18,023	19,236

Other income	279	389
Other expense	(230)	(404)

Financial interest on debt	(1,332)	(1,260)
Financial income from marketable securities and cash equivalents	955	992
Cost of net debt	(377)	(268)

Other financial income	492	451
Other financial expense	(211)	(194)
Income taxes	(9,567)	(10,719)
Equity in income (loss) of affiliates	1,427	1,349

Consolidated net income from continuing operations (Group without Arkema)	9,836	9,840
Consolidated net income from discontinued operations (Arkema)	—	(5)

Consolidated net income	9,836	9,835

Group share **	9,581	9,543
Minority interests	255	292

Earnings per share (euros)	4.24	4.15

Fully-diluted earnings per share (euros) ***	4.21	4.11

* Adjusted operating income from business segments	17,255	19,712

Adjusted net operating income from business segments	9,029	9,688

** Adjusted net income	9,096	9,848

*** Adjusted fully-diluted earnings per share (euros)	3.99	4.24

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
TOTAL

	September 30,	June 30,	December 31,	September 30,
	2007	2007	2006	2006
(in millions of euros)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	4,831	4,729	4,705	4,608
Property, plant and equipment, net	42,109	42,090	40,576	39,809
Equity affiliates : investments and loans	13,661	13,619	13,331	13,275
Other investments	1,343	1,385	1,250	1,635
Hedging instruments of non-current financial debt	434	287	486	526
Other non-current assets	1,756	1,801	2,088	2,204

Total non-current assets	64,134	63,911	62,436	62,057

Current assets
Inventories, net	12,580	12,009	11,746	11,531
Accounts receivable, net	18,200	17,024	17,393	16,981
Prepaid expenses and other current assets	7,142	7,155	7,247	7,182
Current financial assets	11,072	10,883	3,908	10,930
Cash and cash equivalents	2,812	2,858	2,493	2,575

Total current assets	51,806	49,929	42,787	49,199

Total assets	115,940	113,840	105,223	111,256

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,987	5,983	6,064	6,063
Paid-in surplus and retained earnings	45,052	44,238	41,460	41,367
Cumulative translation adjustment	(3,161)	(1,885)	(1,383)	(501)
Treasury shares	(5,060)	(4,679)	(5,820)	(5,168)

Total shareholders’ equity — Group Share	42,818	43,657	40,321	41,761

Minority interests	851	817	827	863

Total shareholders’ equity	43,669	44,474	41,148	42,624

Non-current liabilities
Deferred income taxes	7,555	7,442	7,139	7,133
Employee benefits	2,813	2,814	2,773	3,076
Other non-current liabilities	6,295	6,359	6,467	6,108

Total non-current liabilities	16,663	16,615	16,379	16,317

Non-current financial debt	15,103	15,045	14,174	12,994

Current liabilities
Accounts payable	14,841	14,418	15,080	13,338
Other creditors and accrued liabilities	16,268	13,386	12,509	14,526
Current borrowings	9,194	9,809	5,858	11,426
Other current financial liabilities	202	93	75	31

Total current liabilities	40,505	37,706	33,522	39,321

Total liabilities and shareholders’ equity	115,940	113,840	105,223	111,256

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(in millions of euros)	2007	2007	2006

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,203	3,495	2,482
Depreciation, depletion and amortization	1,405	1,495	1,502
Non-current liabilities, valuation allowances and deferred taxes	235	315	67
Impact of coverage of pension benefit plans	—	—	—
(Gains) Losses on sales of assets	(117)	(66)	(56)
Undistributed affiliates equity earnings	(306)	1	(380)
(Increase) decrease in operating assets and liabilities	(921)	(1,693)	1,337
Other changes, net	50	42	101

Cash flow from operating activities	3,549	3,589	5,053

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,458)	(2,509)	(2,275)
Acquisitions of subsidiaries, net of cash acquired	—	—	(25)
Investments in equity affiliates and other securities	(40)	(47)	(77)
Increase in non-current loans	(92)	(134)	(290)

Total expenditures	(2,590)	(2,690)	(2,667)
Proceeds from sale of intangible assets and property, plant and equipment	17	18	20
Proceeds from sale of subsidiaries, net of cash sold	—	—	—
Proceeds from sale of non-current investments	26	64	75
Repayment of non-current loans	66	140	91

Total divestitures	109	222	186

Cash flow used in investing activies	(2,481)	(2,468)	(2,481)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- parent company’s shareholders	48	10	10
- treasury shares	(491)	(295)	(1,085)
- minority shareholders	(2)	—	2
Cash dividends paid:
- parent company’s shareholders	—	(2,262)	—
- minority shareholders	(2)	(133)	—
Net issuance (repayment) of non-current debt	321	1,309	682
Increase (Decrease) in current borrowings	(143)	(135)	(3,662)
Increase (Decrease) in current financial assets and liabilities	(517)	138	(95)
Other changes, net	—	—	—

Cash flow used in financing activities	(785)	(1,368)	(4,148)

Net increase (decrease) in cash and cash equivalents	283	(247)	(1,576)
Effect of exchange rates and changes in reporting entity	(329)	143	245
Cash and cash equivalents at the beginning of the period	2,858	2,962	3,906

Cash and cash equivalents at the end of the period	2,812	2,858	2,575

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	9 months	9 months
(in millions of euros)	2007	2006

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	9,836	9,835
Depreciation, depletion and amortization	4,338	4,345
Non-current liabilities, valuation allowances and deferred taxes	523	244
Impact of coverage of pension benefit plans	—	(37)
(Gains) Losses on sales of assets	(258)	(389)
Undistributed affiliates equity earnings	(635)	(644)
(Increase) decrease in operating assets and liabilities	(516)	501
Other changes, net	238	83

Cash flow from operating activities	13,526	13,938

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(7,090)	(6,869)
Acquisitions of subsidiaries, net of cash acquired	(20)	(105)
Investments in equity affiliates and other securities	(187)	(200)
Increase in non-current loans	(397)	(1,022)

Total expenditures	(7,694)	(8,196)
Proceeds from sale of intangible assets and property, plant and equipment	107	329
Proceeds from sale of subsidiaries, net of cash sold	—	—
Proceeds from sale of non-current investments	109	164
Repayment of non-current loans	359	714

Total divestitures	575	1,207

Cash flow used in investing activies	(7,119)	(6,989)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- parent company’s shareholders	63	488
- treasury shares	(1,059)	(3,171)
- minority shareholders	(2)	15
Cash dividends paid:
- parent company’s shareholders	(2,262)	(2,022)
- minority shareholders	(164)	(230)
Net issuance (repayment) of non-current debt	2,734	1,807
Increase (Decrease) in current borrowings	2,364	5,911
Increase (Decrease) in current financial assets and liabilities	(7,485)	(10,791)
Other changes, net	—	—

Cash flow used in financing activities	(5,810)	(7,993)

Net increase (decrease) in cash and cash equivalents	597	(1,044)
Effect of exchange rates and changes in reporting entity	(278)	(699)
Cash and cash equivalents at the beginning of the period	2,493	4,318

Cash and cash equivalents at the end of the period	2,812	2,575

Nine months 2006 statement of cash flows includes the sub-group Arkema which has been spun-off on May 18, 2006.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL
(unaudited)

			Paid-in
			surplus and	Cumulative
	Common shares issued		retained	translation	Treasury shares		Shareholders’	Minority	Total
(in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	interests	equity

As of January 1, 2006	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	838	41,483

Net income for the first nine months	—	—	9,543	—	—	—	9,543	292	9,835
Items recognized directly in equity	—	—	159	(1,713)	—	—	(1,554)	(29)	(1,583)
Total excluding transactions with shareholders	—	—	9,702	(1,713)	—	—	7,989	263	8,252
Four-for-one split of shares par value	1,845,348,888	—	—	—	(102,747,996)	—	—	—	—
Spin-off of Arkema	—	—	(2,045)	(209)	—	—	(2,254)	(8)	(2,262)
Dividend	—	—	(2,022)	—	—	—	(2,022)	(230)	(2,252)
Issuance of common shares	11,750,640	29	453	—	—	—	482	—	482
Purchase of treasury shares	—	—	—	—	(64,295,684)	(3,346)	(3,346)	—	(3,346)
Sale of treasury shares (1)	—	—	—	—	4,678,367	151	151	—	151
Share-based payments	—	—	116	—	—	—	116	—	116
Transactions with shareholders	1,857,099,528	29	(3,498)	(209)	(162,365,313)	(3,195)	(6,873)	(238)	(7,111)
Cancellation of repurchased shares	(47,020,000)	(117)	(2,341)	—	47,020,000	2,458	—	—	—
As of September 30, 2006	2,425,195,824	6,063	41,367	(501)	(149,594,645)	(5,168)	41,761	863	42,624

Net income for the fourth quarter	—	—	2,225	—	—	—	2,225	75	2,300
Items recognized directly in equity	—	—	(196)	(882)	—	—	(1,078)	(15)	(1,093)
Total excluding transactions with shareholders	—	—	2,029	(882)	—	—	1,147	60	1,207
Spin-off of Arkema	—	—	(16)	—	—	16	—		—
Dividend	—	—	(1,977)	—	—	—	(1,977)	(96)	(2,073)
Issuance of common shares	572,129	1	16	—	—	—	17	—	17
Purchase of treasury shares	—	—	—	—	(13,925,000)	(749)	(749)	—	(749)
Sale of treasury shares (1)	—	—	—	—	2,318,938	81	81	—	81
Share-based payments	—	—	41	—	—	—	41	—	41
Transactions with shareholders	572,129	1	(1,936)	—	(11,606,062)	(652)	(2,587)	(96)	(2,683)
Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—
As of December 31, 2006	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	827	41,148

Net income for the first nine months	—	—	9,581	—	—	—	9,581	255	9,836
Items recognized directly in equity	—	—	75	(1,778)	—	—	(1,703)	(67)	(1,770)
Total excluding transactions with shareholders	—	—	9,656	(1,778)	—	—	7,878	188	8,066
Dividend	—	—	(4,514)	—	—	—	(4,514)	(164)	(4,678)
Issuance of common shares	2,039,726	5	58	—	—	—	63	—	63
Purchase of treasury shares	—	—	—	—	(23,387,355)	(1,287)	(1,287)	—	(1,287)
Sale and grant of treasury shares (1)	—	—	(82)	—	8,288,463	313	231	—	231
Share-based payments	—	—	126	—	—	—	126	—	126
Transactions with shareholders	2,039,726	5	(4,412)	—	(15,098,892)	(974)	(5,381)	(164)	(5,545)
Cancellation of repurchased shares	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—
As of September 30, 2007	2,394,802,679	5,987	45,052	(3,161)	(143,294,599)	(5,060)	42,818	851	43,669

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL
(unaudited)

3rd quarter 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,143	30,430	4,856	1	—	39,430
Intersegment sales	5,453	1,124	326	58	(6,961)	—
Excise taxes	—	(5,479)	—	—	—	(5,479)

Revenues from sales	9,596	26,075	5,182	59	(6,961)	33,951
Operating expenses	(3,845)	(25,000)	(4,726)	(165)	6,961	(26,775)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(890)	(288)	(124)	(8)	—	(1,310)

Operating income	4,861	787	332	(114)	—	5,866
Equity in income (loss) of affiliates and other items	309	76	6	262	—	653
Tax on net operating income	(2,943)	(207)	(100)	12	—	(3,238)

Net operating income	2,227	656	238	160	—	3,281
Net cost of net debt						(78)
Minority interests						(82)

Net income from continuing operations						3,121
Net income from discontinued operations						—

Net income						3,121

3rd quarter 2007 (adjustments) (*)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	221	(11)	—		210
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	221	(11)	—		210
Equity in income (loss) of affiliates and other items (2)	—	(34)	(1)	(2)		(37)
Tax on net operating income	—	(57)	3	—		(54)

Net operating income (1)	—	130	(9)	(2)		119
Net cost of net debt						—
Minority interests						(2)

Net income from continuing operations						117
Net income from discontinued operations						—

Net income						117

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	221	(11)	—
On net operating income	—	150	(9)	—
(2) Of which equity share of amortization of intangible assets
related to the Sanofi-Aventis merger	—	—	—	(77)

3rd quarter 2007 (adjusted)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,143	30,430	4,856	1	—	39,430
Intersegment sales	5,453	1,124	326	58	(6,961)	—
Excise taxes	—	(5,479)	—	—	—	(5,479)

Revenues from sales	9,596	26,075	5,182	59	(6,961)	33,951
Operating expenses	(3,845)	(25,221)	(4,715)	(165)	6,961	(26,985)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(890)	(288)	(124)	(8)	—	(1,310)

Adjusted operating income	4,861	566	343	(114)	—	5,656
Equity in income (loss) of affiliates and other items	309	110	7	264	—	690
Tax on net operating income	(2,943)	(150)	(103)	12	—	(3,184)

Adjusted net operating income	2,227	526	247	162	—	3,162
Net cost of net debt						(78)
Minority interests						(80)

Adjusted net income from continuing operations						3,004
Adjusted net income from discontinued operations						—

Ajusted net income						3,004

3rd quarter 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,981	381	200	28		2,590
Divestitures at selling price	63	27	15	4		109
Cash flow from operating activities	1,697	439	217	1,196		3,549

BUSINESS SEGMENT INFORMATION

TOTAL
(unaudited)

2nd quarter 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,456	29,562	5,070	6	—	39,094
Intersegment sales	5,073	1,201	269	25	(6,568)	—
Excise taxes	—	(5,595)	—	—	—	(5,595)

Revenues from sales	9,529	25,168	5,339	31	(6,568)	33,499
Operating expenses	(4,148)	(23,244)	(4,812)	(143)	6,568	(25,779)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(941)	(297)	(119)	(8)	—	(1,365)

Operating income	4,440	1,627	408	(120)	—	6,355
Equity in income (loss) of affiliates and other items	397	72	14	59	—	542
Tax on net operating income	(2,745)	(519)	(123)	51	—	(3,336)

Net operating income	2,092	1,180	299	(10)	—	3,561
Net cost of net debt						(66)
Minority interests						(84)

Net income from continuing operations						3,411
Net income from discontinued operations						—

Net income						3,411

2nd quarter 2007 (adjustments) (*)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	623	96	—		719
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	623	96	—		719
Equity in income (loss) of affiliates and other items (2)	—	6	1	(172)		(165)
Tax on net operating income	—	(204)	(32)	—		(236)

Net operating income (1)	—	425	65	(172)		318
Net cost of net debt						—
Minority interests						(7)

Net income from continuing operations						311
Net income from discontinued operations						—

Net income						311

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	623	96	—
On net operating income	—	425	65	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(72)

2nd quarter 2007 (adjusted)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,456	29,562	5,070	6	—	39,094
Intersegment sales	5,073	1,201	269	25	(6,568)	—
Excise taxes	—	(5,595)	—	—	—	(5,595)

Revenues from sales	9,529	25,168	5,339	31	(6,568)	33,499
Operating expenses	(4,148)	(23,867)	(4,908)	(143)	6,568	(26,498)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(941)	(297)	(119)	(8)	—	(1,365)

Adjusted operating income	4,440	1,004	312	(120)	—	5,636
Equity in income (loss) of affiliates and other items	397	66	13	231	—	707
Tax on net operating income	(2,745)	(315)	(91)	51	—	(3,100)

Adjusted net operating income	2,092	755	234	162	—	3,243
Net cost of net debt						(66)
Minority interests						(77)

Adjusted net income from continuing operations						3,100
Adjusted net income from discontinued operations						—

Ajusted net income						3,100

2nd quarter 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,109	401	173	7		2,690
Divestitures at selling price	191	28	1	2		222
Cash flow from operating activities	3,312	1,432	254	(1,409)		3,589

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

3rd quarter 2006
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,684	28,818	4,849	6	—	38,357
Intersegment sales	4,782	1,292	362	40	(6,476)	—
Excise taxes	—	(4,829)	—	—	—	(4,829)

Revenues from sales	9,466	25,281	5,211	46	(6,476)	33,528
Operating expenses	(3,631)	(24,665)	(4,823)	(159)	6,476	(26,802)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(835)	(272)	(183)	(9)	—	(1,299)

Operating income	5,000	344	205	(122)	—	5,427
Equity in income (loss) of affiliates and other items	252	84	(94)	252	—	494
Tax on net operating income	(3,304)	(94)	(25)	108	—	(3,315)

Net operating income	1,948	334	86	238	—	2,606
Net cost of net debt						(111)
Minority interests						(63)

Net income from continuing operations						2,432
Net income from discontinued operations						(13)

Net income						2,419

3rd quarter 2006 (adjustments) (*)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(658)	(95)	(9)		(762)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(50)	—		(50)

Operating income (1)	—	(658)	(145)	(9)		(812)
Equity in income (loss) of affiliates and other items (2)	—	(5)	(99)	12		(92)
Tax on net operating income	(85)	199	82	2		198

Net operating income (1)	(85)	(464)	(162)	5		(706)
Net cost of net debt						—
Minority interests						14

Net income from continuing operations						(692)
Net income from discontinued operations						—

Net income						(692)

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	(658)	(23)	—
On net operating income	—	(464)	(14)	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(83)

3rd quarter 2006 (adjusted)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,684	28,818	4,849	6	—	38,357
Intersegment sales	4,782	1,292	362	40	(6,476)	—
Excise taxes	—	(4,829)	—	—	—	(4,829)

Revenues from sales	9,466	25,281	5,211	46	(6,476)	33,528
Operating expenses	(3,631)	(24,007)	(4,728)	(150)	6,476	(26,040)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(835)	(272)	(133)	(9)	—	(1,249)

Adjusted operating income	5,000	1,002	350	(113)	—	6,239
Equity in income (loss) of affiliates and other items	252	89	5	240	—	586
Tax on net operating income	(3,219)	(293)	(107)	106	—	(3,513)

Adjusted net operating income	2,033	798	248	233	—	3,312
Net cost of net debt						(111)
Minority interests						(77)

Adjusted net income from continuing operations						3,124
Adjusted net income from discontinued operations						(13)

Ajusted net income						3,111

3rd quarter 2006
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,073	383	202	9		2,667
Divestitures at selling price	80	90	4	12		186
Cash flow from operating activities	2,534	1,180	291	1,048		5,053

BUSINESS SEGMENT INFORMATION

TOTAL
(unaudited)

9 months 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	13,833	86,793	14,921	20	—	115,567
Intersegment sales	15,269	3,568	827	125	(19,789)	—
Excise taxes	—	(16,440)	—	—	—	(16,440)

Revenues from sales	29,102	73,921	15,748	145	(19,789)	99,127
Operating expenses	(12,717)	(69,551)	(14,193)	(457)	19,789	(77,129)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(2,709)	(876)	(367)	(23)	—	(3,975)

Operating income	13,676	3,494	1,188	(335)	—	18,023
Equity in income (loss) of affiliates and other items	976	202	43	536	—	1,757
Tax on net operating income	(8,372)	(1,063)	(371)	95	—	(9,711)

Net operating income	6,280	2,633	860	296	—	10,069
Net cost of net debt						(233)
Minority interests						(255)

Net income from continuing operations						9,581
Net income from discontinued operations						—

Net income						9,581

9 months 2007 (adjustments) (*)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	951	152	—		1,103
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	951	152	—		1,103
Equity in income (loss) of affiliates and other items (2)	—	(10)	(1)	(250)		(261)
Tax on net operating income	—	(297)	(51)	—		(348)

Net operating income (1)	—	644	100	(250)		494
Net cost of net debt						—
Minority interests						(9)

Net income from continuing operations						485
Net income from discontinued operations						—

Net income						485

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	951	152	—
On net operating income	—	664	100	—
(2) Of which equity share of amortization of intangible assets
related to the Sanofi-Aventis merger	—	—	—	225

9 months 2007 (adjusted)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	13,833	86,793	14,921	20	—	115,567
Intersegment sales	15,269	3,568	827	125	(19,789)	—
Excise taxes	—	(16,440)	—	—	—	(16,440)

Revenues from sales	29,102	73,921	15,748	145	(19,789)	99,127
Operating expenses	(12,717)	(70,502)	(14,345)	(457)	19,789	(78,232)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(2,709)	(876)	(367)	(23)	—	(3,975)

Adjusted operating income	13,676	2,543	1,036	(335)	—	16,920
Equity in income (loss) of affiliates and other items	976	212	44	786	—	2,018
Tax on net operating income	(8,372)	(766)	(320)	95	—	(9,363)

Adjusted net operating income	6,280	1,989	760	546	—	9,575
Net cost of net debt						(233)
Minority interests						(246)

Adjusted net income from continuing operations						9,096
Adjusted net income from discontinued operations						—

Ajusted net income						9,096

9 months 2007
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	6,079	1,026	546	43		7,694
Divestitures at selling price	427	77	63	8		575
Cash flow from operating activities	9,344	3,776	578	(172)		13,526

BUSINESS SEGMENT INFORMATION

TOTAL
(unaudited)

9 months 2006
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	15,822	87,026	14,503	18	—	117,369
Intersegment sales	15,621	3,883	957	127	(20,588)	—
Excise taxes	—	(14,577)	—	—	—	(14,577)

Revenues from sales	31,443	76,332	15,460	145	(20,588)	102,792
Operating expenses	(13,013)	(72,617)	(14,281)	(491)	20,588	(79,814)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(2,453)	(815)	(446)	(28)	—	(3,742)

Operating income	15,977	2,900	733	(374)	—	19,236
Equity in income (loss) of affiliates and other items	887	233	(121)	592	—	1,591
Tax on net operating income	(9,995)	(861)	(153)	192	—	(10,817)

Net operating income	6,869	2,272	459	410	—	10,010
Net cost of net debt						(170)
Minority interests						(292)

Net income from continuing operations						9,548
Net income from discontinued operations						(5)

Net income						9,543

9 months 2006 (adjustments) (*)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	6	(58)	(20)		(72)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(50)	—		(50)

Operating income (1)	—	6	(108)	(20)		(122)
Equity in income (loss) of affiliates and other items (2)	195	23	(149)	(191)		(122)
Tax on net operating income	(150)	8	87	6		(49)

Net operating income (1)	45	37	(170)	(205)		(293)
Net cost of net debt						—
Minority interests						7

Net income from continuing operations						(286)
Net income from discontinued operations						(19)

Net income						(305)

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	6	69	—
On net operating income	—	37	49	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(253)

9 months 2006 (adjusted)
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	15,822	87,026	14,503	18	—	117,369
Intersegment sales	15,621	3,883	957	127	(20,588)	—
Excise taxes	—	(14,577)	—	—	—	(14,577)

Revenues from sales	31,443	76,332	15,460	145	(20,588)	102,792
Operating expenses	(13,013)	(72,623)	(14,223)	(471)	20,588	(79,742)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(2,453)	(815)	(396)	(28)	—	(3,692)

Adjusted operating income	15,977	2,894	841	(354)	—	19,358
Equity in income (loss) of affiliates and other items	692	210	28	783	—	1,713
Tax on net operating income	(9,845)	(869)	(240)	186	—	(10,768)

Adjusted net operating income	6,824	2,235	629	615	—	10,303
Net cost of net debt						(170)
Minority interests						(299)

Adjusted net income from continuing operations						9,834
Adjusted net income from discontinued operations						14

Ajusted net income						9,848

9 months 2006
(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	6,363	1,072	702	59		8,196
Divestitures at selling price	935	153	99	20		1,207
Cash flow from operating activities	9,736	3,365	247	590		13,938

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

				9 months 2006
9 months 2007			Consolidated
(in millions of euros)	Adjusted	Adjustments	statement of income	Adjusted

Sales	115,567	—	115,567	117,369
Excise taxes	(16,440)	—	(16,440)	(14,577)
Revenues from sales	99,127	—	99,127	102,792

Purchases, net of inventory variation	(64,777)	1,103	(63,674)	(64,546)
Other operating expenses	(12,851)	—	(12,851)	(14,776)
Exploration costs	(604)	—	(604)	(420)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,975)	—	(3,975)	(3,692)

Operating income
Corporate	(335)	—	(335)	(354)
Business segments	17,255	1,103	18,358	19,712

Total operating income	16,920	1,103	18,023	19,358

Other income	279	—	279	194
Other expense	(100)	(130)	(230)	(202)

Financial interest on debt	(1,332)	—	(1,332)	(1,260)
Financial income from marketable securities and cash equivalents	955	—	955	992
Cost of net debt	(377)	—	(377)	(268)

Other financial income	492	—	492	451
Other financial expense	(211)	—	(211)	(194)
Income taxes	(9,219)	(348)	(9,567)	(10,670)
Equity in income (loss) of affiliates	1,558	(131)	1,427	1,464

Consolidated net income from continuing operations	9,342	494	9,836	10,133
Consolidated net income from discontinued operations	—	—	—	14

Consolidated net income	9,342	494	9,836	10,147
Group share	9,096	485	9,581	9,848
Minority interests	246	9	255	299

				3rd quarter 2006
3rd quarter 2007			Consolidated
(in millions of euros)	Adjusted	Adjustments	statement of income	Adjusted

Sales	39,430	—	39,430	38,357
Excise taxes	(5,479)	—	(5,479)	(4,829)
Revenues from sales	33,951	—	33,951	33,528

Purchases, net of inventory variation	(22,790)	210	(22,580)	(20,961)
Other operating expenses	(4,060)	—	(4,060)	(4,920)
Exploration costs	(135)	—	(135)	(159)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,310)	—	(1,310)	(1,249)

Operating income
Corporate	(114)	—	(114)	(113)
Business segments	5,770	210	5,980	6,352

Total operating income	5,656	210	5,866	6,239

Other income	123	—	123	55
Other expense	(34)	(30)	(64)	(9)

Financial interest on debt	(455)	—	(455)	(545)
Financial income from marketable securities and cash equivalents	324	—	324	381
Cost of net debt	(131)	—	(131)	(164)

Other financial income	155	—	155	144
Other financial expense	(70)	—	(70)	(74)
Income taxes	(3,131)	(54)	(3,185)	(3,460)
Equity in income (loss) of affiliates	516	(7)	509	470

Consolidated net income from continuing operations	3,084	119	3,203	3,201
Consolidated net income from discontinued operations	—	—	—	(13)

Consolidated net income	3,084	119	3,203	3,188
Group share	3,004	117	3,121	3,111
Minority interests	80	2	82	77

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

				9 months 2005
9 months 2006			Consolidated
(in millions of euros)	Adjusted	Adjustments	statement of income	Adjusted

Sales	117,369	—	117,369	99,042
Excise taxes	(14,577)	—	(14,577)	(15,503)
Revenues from sales	102,792	—	102,792	83,539

Purchases, net of inventory variation	(64,546)	75	(64,471)	(50,399)
Other operating expenses	(14,776)	(147)	(14,923)	(12,424)
Unsuccessful exploration costs	(420)	—	(420)	(277)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,692)	(50)	(3,742)	(3,593)

Operating income
Corporate	(354)	(20)	(374)	(254)
Business segments	19,712	(102)	19,610	17,100

Total operating income	19,358	(122)	19,236	16,846

Other income	194	195	389	88
Other expense	(202)	(202)	(404)	(105)

Financial interest on debt	(1,260)	—	(1,260)	(844)
Financial income from marketable securities and cash equivalents	992	—	992	650
Cost of net debt	(268)	—	(268)	(194)

Other financial income	451	—	451	297
Other financial expense	(194)	—	(194)	(194)
Income taxes	(10,670)	(49)	(10,719)	(8,908)
Equity in income (loss) of affiliates	1,464	(115)	1,349	1,249

Consolidated net income from continuing operations	10,133	(293)	9,840	9,079
Consolidated net income from discontinued operations	14	(19)	(5)	133

Consolidated net income	10,147	(312)	9,835	9,212
Group share	9,848	(305)	9,543	8,951
Minority interests	299	(7)	292	261

				3rd quarter 2005
3rd quarter 2006			Consolidated
(in millions of euros)	Adjusted	Adjustments	statement of income	Adjusted

Sales	38,357	—	38,357	37,055
Excise taxes	(4,829)	—	(4,829)	(5,206)
Revenues from sales	33,528	—	33,528	31,849

Purchases, net of inventory variation	(20,961)	(681)	(21,642)	(20,603)
Other operating expenses	(4,920)	(81)	(5,001)	(3,721)
Unsuccessful exploration costs	(159)	—	(159)	(113)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,249)	(50)	(1,299)	(1,213)

Operating income
Corporate	(113)	(9)	(122)	(89)
Business segments	6,352	(803)	5,549	6,288

Total operating income	6,239	(812)	5,427	6,199

Other income	55	1	56	3
Other expense	(9)	(152)	(161)	(28)

Financial interest on debt	(545)	—	(545)	(314)
Financial income from marketable securities and cash equivalents	381	—	381	254
Cost of net debt	(164)	—	(164)	(60)

Other financial income	144	—	144	98
Other financial expense	(74)	—	(74)	(76)
Income taxes	(3,460)	198	(3,262)	(3,399)
Equity in income (loss) of affiliates	470	59	529	458

Consolidated net income from continuing operations	3,201	(706)	2,495	3,195
Consolidated net income from discontinued operations	(13)	—	(13)	31

Consolidated net income	3,188	(706)	2,482	3,226
Group share	3,111	(692)	2,419	3,126
Minority interests	77	(14)	63	100